SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	115637-10-0

(1)	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Owsley Brown Frazier

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(5) SOLE VOTING POWER

NUMBER OF	415,514

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	5,653,921

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	415,514

WITH:	(8) SHARED DISPOSITIVE POWER

5,653,921

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,069,435

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐ N/A

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.7%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	115637-10-0

(1)	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Laura L. Frazier

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(5) SOLE VOTING POWER

NUMBER OF	147,049

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	5,653,921

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	147,049

WITH:	(8) SHARED DISPOSITIVE POWER

5,653,921

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,800,970

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐ N/A

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.3%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	115637-10-0

(1)	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Catherine Amelia Frazier Joy

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(5) SOLE VOTING POWER

NUMBER OF	164,440

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	5,705,995

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	164,440

WITH:	(8) SHARED DISPOSITIVE POWER

5,705,995

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,870,435

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐ N/A

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.4%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	115637-10-0

(1)	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only)

The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), National City Bank, Trustee

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	5,653,921

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH:	(8) SHARED DISPOSITIVE POWER

5,653,921

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,653,921

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐ N/A

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO*
*The Reporting Person is a trust established under the laws of Kentucky.

CUSIP No.	115637-10-0

(1)	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only)

The Amelia Brown Frazier Trust U/A dated April 13, 1961 for the Benefit of Owsley Brown Frazier, The Glenview Trust Company, Trustee

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(5) SOLE VOTING POWER

NUMBER OF	0

SHARES	(6) SHARED VOTING POWER
BENEFICIALLY
OWNED BY	5,653,921

EACH	(7) SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH:	(8) SHARED DISPOSITIVE POWER

5,653,921

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,653,921

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☐ N/A

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO*
*The Reporting Person is a trust established under the laws of Kentucky.

Item 1(a) and 1(b).	Name of Issuer and Address of Issuer’s Principal Executive Offices:
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

Item 2(a).	Names of persons filing:
     The persons reporting on this Schedule 13G are Owsley Brown Frazier, Laura L. Frazier, Catherine Amelia Frazier Joy, The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), National City Bank, Trustee, and The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the Benefit of Owsley Brown Frazier, The Glenview Trust Company, Trustee.

Item 2(b).	Address of principal business office or, if none, residence:

Principal Business Address of Owsley Brown Frazier:	5224 Avish Lane Harrods Creek, Kentucky 40027

Principal Business Address of Laura L. Frazier:	731 E. Main Street Louisville, Kentucky 40202

Principal Business Address of Catherine Amelia Frazier Joy:	P.O. Box 640 Goshen, Kentucky 40026

Principal Business Address of The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), National City Bank, Trustee:	1900 East Ninth Street Cleveland, Ohio 44114

Principal Business Address of The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the benefit of Owsley Brown Frazier, Glenview Trust Company, Trustee:	4969 U.S. Highway 42, Suite 2000 Louisville, Kentucky 40222

Item 2(c).	Citizenship: Each of the individual Reporting Persons is a U.S. citizen. Each of the trusts is domiciled in Kentucky.

Item 2(d).	Title of class of securities: Brown-Forman Corporation Class A Common Stock

Item 2(e).	CUSIP No.: 0115637-10-0

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
     The Class A Common Stock beneficially owned by each reporting person as of December 31, 2010 is as follows:

Reporting Person	Number of Shares Owned
Owsley Brown Frazier:	Beneficially Owned:	6,069,435
	Percent of Class:	10.7%
	Sole Voting Power:	415,514
	Shared Voting Power:	5,653,921
	Sole Dispositive Power:	415,514
	Shared Dispositive Power:	5,653,921

Reporting Person	Number of Shares Owned
Laura L. Frazier:	Beneficially Owned:	5,800,970
	Percent of Class:	10.3%
	Sole Voting Power:	147,049
	Shared Voting Power:	5,653,921
	Sole Dispositive Power:	147,049
	Shared Dispositive Power:	5,653,921

Catherine Amelia Frazier Joy:	Beneficially Owned:	5,870,435
	Percent of Class:	10.4%
	Sole Voting Power:	164,440
	Shared Voting Power:	5,705,995
	Sole Dispositive Power:	164,440
	Shared Dispositive Power:	5,705,995

The Owsley Brown Trust under Will	Beneficially Owned:	5,653,921
Dated March 1, 1948, as modified by	Percent of Class:	9.9%
Codicils (Owsley Brown Frazier	Sole Voting Power:	0
Share), National City Bank, Trustee	Shared Voting Power:	5,653,921
	Sole Dispositive Power:	0
	Shared Dispositive Power:	5,653,921

The Amelia Brown Frazier Trust U/A	Beneficially Owned:	5,653,921
Dated April 13, 1961, for the benefit	Percent of Class:	9.9%
Of Owsley Brown Frazier, the	Sole Voting Power:	0
Glenview Trust Company as Trustee	Shared Voting Power:	5,653,921
	Sole Dispositive Power:	0
	Shared Dispositive Power:	5,653,921
     Owsley Brown Frazier, Laura L. Frazier, Catherine Amelia Frazier Joy, The Amelia Brown Frazier Trust U/A dated April 13, 1961 for the benefit of Owsley Brown Frazier, and The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), have agreed in principle to act together, through the formation of Avish Agincourt, LLC, for the purpose of voting and holding equity securities of the Issuer. Therefore, for purposes of this Schedule 13G, each may be deemed to have acquired beneficial ownership of the equity securities of the Issuer beneficially owned by each of the other Reporting Persons. As of December 31, 2010, the aggregate beneficial ownership of the undersigned Reporting Persons is 6,432,998 shares of Class A Common Stock, or 11.37% of the issued and outstanding Class A Common Stock of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Each of the undersigned is a party to the Operating Agreement of Avish Agincourt, LLC, a Delaware limited liability company (the LLC), for the purpose of voting and holding equity securities of the Issuer. The LLC holds in the aggregate 5,653,921 shares (LLC Shares), or 9.9%, of the issued and outstanding Class A Common Stock of the Issuer. The LLC has the right to receive the dividends and the proceeds of sale from the LLC Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2011

/s/ Owsley Brown Frazier
Owsley Brown Frazier

/s/ Catherine Amelia Frazier Joy
Catherine Amelia Frazier Joy

/s/ Laura L. Frazier
Laura L. Frazier

/s/ By Joel Wilson The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), National City Bank, Trustee

/s/ The Glenview Trust Company, Trustee, by Tawana Edwards Maggard, CO-CEO & Chief Fiduciary Officer
The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the Benefit of
Owsley Brown Frazier, The Glenview Trust Company, Trustee

AGREEMENT AMONG REPORTING PERSONS
The undersigned hereby agree as follows:
1. Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and
2. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Date: February 9, 2011

/s/ Owsley Brown Frazier
Owsley Brown Frazier

/s/ Catherine Amelia Frazier Joy
Catherine Amelia Frazier Joy

/s/ Laura L. Frazier
Laura L. Frazier

/s/ By Joel Wilson The Owsley Brown Trust under Will dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), National City Bank, Trustee

By:	/s/ The Glenview Trust Company, Trustee, by Tawana Edwards Maggard, CO-CEO & Chief Fiduciary Officer
The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the Benefit of Owsley Brown Frazier, The Glenview Trust Company, Trustee